Brainsway Ltd.

16 Hartum Street RAD Tower, 14th Floor

Har HaHotzvim

Jerusalem, 9777516, Israel

August 5, 2024

By EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:         Brainsway Ltd.

Registration Statement on Form F-3 Filed July 22, 2024

File No. 333-280934

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Brainsway Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-3 to 4:00 p.m., Eastern Time on August 7, 2024, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Goldfarb Gross Seligman & Co., attention: Oded Bejarano at (972) 3-6074547.

Very truly yours,

Brainsway Ltd.

By:	/s/ Ido Marom
Ido Marom
Chief Financial Officer